Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

Jefferies LLC
520 Madison Avenue
New York, New York 10022
BofA Securities, Inc.
One Bryant Park
New York, New York 10036
September 8, 2025
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ben Phippen
Cara Lubit
Madeleine Joy Mateo
James Lopez

Re:	Figure Technology Solutions, Inc.
Registration Statement on Form S-1
Registration File No. 333-289695
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Figure Technology Solutions, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), so that it will be declared effective at 4:00 PM Eastern Time, on September 10, 2025 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, may orally request via telephone call that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

GOLDMAN SACHS & CO. LLC JEFFERIES LLC BOFA SECURITIES, INC.

GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
	Name:	Danielle Freeman
	Title:	Managing Director
[Signature Page to Acceleration Request – Underwriters]

JEFFERIES LLC
By:	/s/ Kevin Lacerda
	Name:	Kevin Lacerda
	Title:	Managing Director

BOFA SECURITIES, INC.
By:	/s/ Magdalena Heinrich
	Name:	Magdalena Heinrich
	Title:	Managing Director
[Signature Page to Acceleration Request – Underwriters]